

16013841

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

ARB

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-68886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GHS Trading LLC

OFFICIAL USE ONLY
158195
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Anton Blvd., Suite 1700
(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson 504-410-8012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Edward R Lainfiesta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GHS Trading LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TARRA L DEHMER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DE6207802
Qualified in Nassau County
My Commission Expires June 15, 2017

Notary Public

Signature

PARTNER, PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GHS TRADING, LLC

Audit of Financial Statement

December 31, 2015

Contents


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
GHS Trading, LLC

We have audited the accompanying statement of financial condition of GHS Trading, LLC (the Company) as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GHS Trading, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 25, 2016

GHS TRADING, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and Cash Equivalents	$	22,665
Other Assets		5,365
Total Assets	$	28,030
Liabilities and Members' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	3,696
Total Liabilities		3,696
Members' Equity		24,334
Total Liabilities and Members' Equity	$	28,030

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Business of the Company

GHS Trading, LLC (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a minority owned enterprise providing sales trading and research to institutional services firms. The Company is a non-clearing broker and, as such, has an agreement in principal with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a California Limited Liability Company and is a 49% subsidiary of Seaport Global Holdings LLC (Seaport). The Company is affiliated with Seaport Global Securities LLC a FINRA registered broker dealer and a 100% owned subsidiary of Seaport.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2015, there was no allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Future Application of Accounting Standards

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option. The Company is currently evaluating the impact of the new guidance on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU No. 2014-09") and in August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers - Deferral of Effective Date. The accounting guidance defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The Company intends to adopt the new guidance in 2017. The Company does not expect this guidance to have a material effect on the financial condition, results of operations or cash flows.

In February 2015, the FASB issued ASU, No. 2015-02, Amendments to Consolidation Analysis which requires companies to reevaluate whether they should consolidate certain entities. The guidance is effective beginning in 2017 and early adoption is permitted. The Company does not expect this guidance to have a material effect on the financial condition.

Note 2. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As of December 31, 2015, the Company had no uncertain tax positions.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $18,969, which was $13,969 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0.2 to 1 at December 31, 2015.

Note 4. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 25, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.